Exhibit 1

JOINT FILING AGREEMENT

Each person executing this joint filing agreement (this “Agreement”) agrees as follows:

1. Each person executing this Agreement is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but no person executing this Agreement is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

2. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of August 20, 2013.

Julia Huang	/s/ Julia Huang
Julia Huang

South Lead Technology Limited	/s/ Julia Huang
Name: Julia Huang
Title: Director